NEWS RELEASE

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HHHEF - OTCQB

Expiry of the previously announced Non-Brokered Private Placement Financing

VANCOUVER, BRITISH COLUMBIA. May 25, 2018. 37 Capital Inc. (the “Company”) reports that the non-brokered private placement financing which was announced by means of a News Release dated January 29, 2018 did not close and has expired. The Company had intended to use part of the proceeds from this financing towards the Company’s working interest on the Extra High Claims, located in British Columbia, Canada. Inasmuch as the Company tried its best efforts to make a deal for the Extra High Claims with its joint venture partner, regrettably the Company was unsuccessful in its attempts as the Company’s joint venture partner did not act on any of the Company’s proposals.

As a result, the Company is currently seeking other opportunities of merit to get involved in.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

/s/ Jacob H. Kalpakian
Jacob H. Kalpakian
President

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.